Free Writing Prospectus

Filed Pursuant to Rule 433

Reg-Statement No. 333-195645

USD 1.5bn 3.25% Fixed Rate Senior Notes due 2021

Pricing Term Sheet

Issuer:	Barclays PLC

Notes:	USD 1.5bn 3.25% Fixed Rate Senior Notes due 2021

Expected Issue Ratings[1]:	Baa3 (Moody’s) / BBB (S&P) / A (Fitch)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	USD 1,500,000,000

Trade Date:	January 5, 2016

Settlement Date:	January 12, 2016 (T+5)

Maturity Date:	January 12, 2021

Coupon:	3.25%

Interest Payment Dates:	Semi-annually in arrear on July 12 and January 12 in each year, commencing on July 12, 2016 and ending on the Maturity Date

Coupon Calculation:	30/360, following, unadjusted

Business Days:	New York, London

U.K. Bail-in Power Acknowedgement:	Yes. See section entitled “Description of Senior Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement dated January 5, 2016 (the “Preliminary Prospectus Supplement”).

Tax Redemption	If there is a Tax Event (as defined in the Preliminary Prospectus Supplement), the Issuer may, at its option, at any time, redeem the notes, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest to (but excluding) the date fixed for redemption, as further described and subject to the conditions specified in the Preliminary Prospectus Supplement.

Benchmark Treasury:	T 1.75 12/31/20

Spread to Benchmark:	155 bps

Reoffer Yield:	3.262%

Issue Price:	99.945%

Underwriting Discount:	0.325%

Net Proceeds:	USD 1,494,300,000

Sole Bookrunner:	Barclays Capital Inc.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Co-managers:	BMO Capital Markets Corp., Capital One Securities, Inc., CastleOak Securities, L.P., CAVU Securities, LLC, ING Financial Markets LLC, Loop Capital Markets LLC, Mizuho Securities USA Inc., nabSecurities, LLC, Natixis Securities America LLC, PNC Capital Markets LLC, Regions Securities LLC, Santander Investment Securities Inc., Scotia Capital (USA) Inc., Siebert Brandford Shank & Co., L.L.C., SMBC Nikko Securities America, Inc., Standard Chartered Bank, TD Securities (USA) LLC, U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC

Risk Factors:	An investment in the notes involves risks. See “Risk Factors” section beginning on page S-6 of the Preliminary Prospectus Supplement.

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06738EAL92 / 06738E AL9

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-195645) and to be issued pursuant to the Senior Debt Indenture dated November 10, 2014 between the Issuer and The Bank of New York Mellon acting through its London Branch, as trustee (the “Trustee”)

Listing:	We will apply to list the notes on the New York Stock Exchange

Governing Law:	New York law

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement

The Issuer has filed a registration statement (including a prospectus dated May 2, 2014 (the “Prospectus”) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.